Filing Pursuant to Rule 424(b)(2)
Registration Statement No. 333-82272

PROSPECTUS SUPPLEMENT NO. 7
(TO PROSPECTUS DATED APRIL 29, 2002)

E.DIGITAL CORPORATION

746,774 Shares of Common Stock

You should read this prospectus supplement and the accompanying prospectus carefully before you invest. Both documents contain information you should consider when making your investment decision.

PLAN OF DISTRIBUTION

Pursuant to this prospectus supplement, our company is offering an aggregate of 746,774 shares of our common stock to the following two entities in the amounts and for the consideration as hereinafter described. In connection herewith, we are offering 446,774 shares of our common stock to Davric Corporation, an institutional investor. The common stock will be purchased by Davric at a negotiated aggregate purchase price of $138,500, with the purchase price per share equal to $0.31.

We also are offering 300,000 shares of our common stock to Digitalway, Inc. (“Digitalway”) in consideration for certain inventory (the “Inventory”) received by the company. For purposes of this Prospectus Supplement, we have assumed that the Inventory has a value of $93,000.

USE OF PROCEEDS

The net proceeds to us from the sale of the 446,774 shares to Davric will be approximately $138,500. We plan to use the net proceeds for general corporate purposes, including:

•	Working capital
•	Capital expenditures
•	Research and development
•	Payment of trade payables and other debt
•	General and administrative expenses

MARKET FOR OUR COMMON STOCK

On October 30, 2002, the last reported sales price of our common shares on the National Association of Securities Dealers OTC Electronic Bulletin Board System was $0.335 per share. Our common stock trades on the over-the-counter market on the National Association of Securities Dealers OTC Electronic Bulletin Board System under the symbol “EDIG.”

As of October 30, 2002 and before the issuance of shares pursuant to this prospectus supplement, we have 139,909,533 shares of common stock outstanding.

LEGAL MATTERS

The validity of the securities offered will be passed on for the company by Higham, McConnell & Dunning LLP, Laguna Niguel, California. Higham, McConnell & Dunning LLP owns 240,000 shares of common stock of the company.

GENERAL

You should rely only on the information provided or incorporated by reference in this prospectus supplement and the prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus supplement is accurate as of any date other than the date on the front of these documents.

This investment involves a high degree of risk. You should purchase shares of common stock only if you can afford a complete loss. See “Risk Factors” beginning on page 8 of the prospectus to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 1, 2002.